FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 6, 2002

DATAMIRROR CORPORATION

(Registrant’s name)

3100 Steeles Avenue East, Suite 700

Markham, Ontario, Canada   L3R 8T3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

___X___

Form 40-F

______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

______

No

___X___

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 6, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 6, 2002

DATAMIRROR CORPORATION

By: /s/ Peter Cauley

Peter Cauley

Chief Financial Officer

Contacts:

Tracy Staniland	Peter Cauley	Stephen Greene
Director of Marketing	Chief Financial Officer	Brodeur Worldwide
DataMirror Corporation	DataMirror Corporation	617-587-2872
905-415-0310 ext. 274	905-415-0310 ext. 271	sgreene@brodeur.com
tstaniland@datamirror.com	pcauley@datamirror.com

J.D. Edwards Quality Assurance Lab Implements DataMirror iCluster™

Resiliency Software Strengthens J.D. Edwards’ Failover and Resiliency Testing Environments

TORONTO, CANADA - November 6th, 2002 - DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, today announced its iCluster resiliency software for the IBM eServer iSeries has been implemented by J.D. Edwards at its Quality Assurance Lab in Denver, Colorado. iCluster is used as part of J.D. Edwards enterprise software and OneWorld® Xe regression testing procedures to help ensure J.D. Edwards customers are able to satisfy their high availability requirements.

“DataMirror iCluster has been implemented in J.D. Edwards’ Quality Assurance Lab for testing purposes. We utilize the iCluster solution while performing regression tests against new versions of J.D. Edwards enterprise software, as well as operational failover and failback testing,” said Martha Priser, Director of Technical Software Quality at J.D. Edwards. “DataMirror iCluster helped J.D. Edwards attain IBM ClusterProven status for our enterprise software on IBM iSeries, ensuring that customers worldwide benefit from the highest levels of continuous availability.”

“As a J.D. Edwards Alliance Partner, DataMirror is committed to providing J.D. Edwards customers with a proven high availability solution to protect their data assets,” said Nigel Stokes, CEO, DataMirror. “The fact that J.D. Edwards itself is using iCluster at its Quality Assurance Lab is a strong testament to the high quality and performance of our resiliency solution.”

DataMirror has been a member of the J.D. Edwards Product Alliance Program since 1997. Its iCluster software has helped the leading collaborative enterprise solutions provider achieve ClusterProven™ for iSeries status by IBM. ClusterProven status recognizes that J.D. Edwards enterprise software applications can operate successfully on multiple iSeries servers in a clustered environment, providing customers with application resiliency and continuous availability in the event of planned and unplanned downtime. DataMirror has worked closely with both IBM and J.D. Edwards to ensure that J.D. Edwards enterprise software meets the rigorous requirements of IBM’s ClusterProven program. DataMirror iCluster can function in either two- or three-tier J.D. Edwards software environments to automatically detect primary system failure, reassign IP addresses, and initialize recovery environments to ensure rapid and smooth failovers in the event of an outage.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of enterprise application integration and resiliency solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions enables customers to easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror software unlocks the experience of now™ by providing the instant data access, integration and availability companies require today across all computers in their business.

1,700 companies have gone live with DataMirror software including Debenhams, Energis, GMAC Commercial Mortgage, the London Stock Exchange, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Toronto, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

About J.D. Edwards

J.D. Edwards makes customers stronger, enabling them to solve their most important business challenges. The company offers collaborative enterprise software as well as consulting, education and support services. J.D. Edwards' offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, J.D. Edwards focuses on long-term business partnerships and helping its 6,500 customers in 113 countries collaborate electronically to manage their business processes, supply chains, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

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"Safe Harbor" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon on the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the Company's Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. The Company disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2002 DataMirror Corporation. All rights reserved. DataMirror, iCluster and The experience of now are trademarks or registered trademarks of DataMirror Corporation. J.D. Edwards is a registered trademark of J.D. Edwards & Company. OneWorld is a registered trademark of J.D. Edwards World Source Company. ClusterProven is a trademark of IBM Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.